COLONY BANKCORP, INC.

November 26, 2018

VIA EDGAR FILING and E-MAIL: lind@sec.gov

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: David Lin

Re:	Colony Bankcorp, Inc.

Registration Statement on Form S-3

File No. 333-228440

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Colony Bankcorp, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) and declare the Registration Statement effective under the Securities Act at 4:00 p.m., Eastern Time, on Wednesday, November 28, 2018, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

Sincerely, Colony Bankcorp, Inc.

By:	/s/ Terry L. Hester
	Name:	Terry L. Hester
	Title:	Executive Vice President and Chief Financial Officer